NO ACT

DC
PE
1-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040742

Received SEC
FEB 29 2008
Washington, DC 20549

February 29, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/29/2008

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Qwest Communications International Inc.
Incoming letter dated January 8, 2008

Dear Ms. Ising:

This is in response to your letter dated January 8, 2008 concerning the shareholder proposal submitted to Qwest by William A. Eckhardt and Philip M. Graham. We also have received letters on the proponents' behalf dated February 7, 2008 and February 13, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

January 8, 2008

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of William A. Eckhardt and Philip M. Graham*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from William A. Eckhardt and Philip M. Graham (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents have not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal, which requests that the Company's Board of Directors adopt a stock retention policy applicable to senior executives and directors, is attached to this letter as Exhibit A.

BACKGROUND

The Proponents submitted the Proposal to the Company in a letter dated November 15, 2007, and the Company received the Proposal on November 19, 2007. *See* Exhibit A. The Proponents did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the records of the Company's stock transfer agent do not indicate that the Proponents are record owners of a sufficient number of Company shares in the aggregate to satisfy the ownership requirements of Rule 14a-8(b).[1]

Accordingly, the Company sought verification from the Proponents of their eligibility to submit the Proposal. Specifically, the undersigned on behalf of the Company sent via United Parcel Service a letter addressed to each of the Proponents on November 30, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponents of the requirements of Rule 14a-8 and how the Proponents could cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Deficiency Notice included a copy of Rule 14a-8. The Deficiency Notice indicated that the Company had not received proof that the Proponents had "satisfied Rule 14a-8's ownership requirements" and further stated:

---

[1] The Company's records indicate that Mr. Eckhardt is a record holder of only 31 Company shares, which does not represent at least $2,000 in market value of the Company's shares. Moreover, the Company's records indicate that Mr. Graham is not a record holder of any Company shares.

> To remedy this defect, you must submit sufficient proof of your ownership Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held *in the aggregate* the requisite number of Company shares for at least one year; or
>
> - if you have filed with the [Commission] a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that you continuously held the required number of shares for the one-year period. (*emphasis added*)

United Parcel Service tracking records indicate that the Deficiency Notice was received by each of the Proponents on December 1, 2007. *See* Exhibit C.

In a letter dated December 7, 2007, the Proponents acknowledged receipt of the Deficiency Notice and included attachments from Edward Jones, dated December 3, 2007, regarding Mr. Eckhardt's ownership (the "Eckhardt Attachments") and Fidelity Investments, dated December 1, 2007, regarding Mr. Graham's ownership (the "Graham Attachments," and, together with the Eckhardt Attachments, the "Proponents' Response").[2] The Eckhardt Attachments and Graham Attachments purport to substantiate the Proponents' eligibility to submit the Proposal. A copy of the Proponents' Response is attached hereto as Exhibit D.

The Eckhardt Attachments include a letter to Bill and Shirley Eckhardt from Paul H. Evans, Financial Advisor, which appears to indicate that 931 Company shares were "received" on two prior dates. The Eckhardt Attachments are accompanied by two investment reports. The first shows an account for the Eckhardt Family Trust as holding 231 Company shares. The second investment report shows an IRA account for William A. Eckhardt as holding 700 Company shares.

The Graham Attachments appear to be print outs from the Fidelity Investments website, printed on December 1, 2007. The Graham Attachments include documents relating to 972 Company shares, including: (i) a "Portfolio" report dated "as of November 30, 2007" for a

---

[2] We note that the highlighting and redactions in the Proponents' Response were present when the Company received the Proponents' Response (except for account numbers in the Eckardt Attachments and the Graham Attachments, which we have redacted).

"Trust: Under Agreement" account; and (ii) an "Investment Report" for October 2006 for The Graham Family Revocable Trust.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponents Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponents did not substantiate their eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder or stockholders] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

As described above, the Company received the Proposal on November 19, 2007. On November 30, 2007, which was within 14 days of receiving the Proposal, the Deficiency Notice was sent to the Proponents. The Proponents' Response fails, in several respects, to meet the requirements set out in Rule 14a-8(b). Specifically, the Eckhardt Attachments fail to substantiate that Mr. Eckhardt is eligible to submit the Proposal because the Eckhardt Attachments (1) do not establish Mr. Eckhardt's ownership as of the date the Proposal was submitted to the Company (November 15, 2007); and (2) do not include a statement from the record holder that Mr. Eckhardt *continuously* held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company (November 15, 2007). Moreover, the Eckhardt Attachments relating to 231 Company shares list the account owners as William A. Eckhardt and Shirley A. Eckhardt as trustees for the "Eckhardt Family Trust," although Mr. Eckhardt submitted the Proposal in his individual capacity, and the Edward Jones letter relating to the 231 Company shares and 700 Company shares does not state that William Eckhardt holds any of the Company's shares in his individual capacity; rather, the letter relates to shares held by "William A & Shirley A Eckhardt."

The Graham Attachments fail to substantiate that Mr. Graham is eligible to submit the Proposal because the Graham Attachments (1) consist of printouts from the Fidelity Investments website, which do not demonstrate Mr. Graham's continuous ownership of the Company's securities (*See* Section C.1.c.(2), SLB 14 (noting that a stockholder's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities")); (2) do not establish Mr. Graham's ownership as of the date the Proposal was submitted to the Company (November 15, 2007) but instead appear to describe Mr. Graham's ownership during October 2006 and "as of November 30, 2007"; and (3) do not include a statement from the record holder that Mr. Graham *continuously* held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company (November 15, 2007). Moreover, the Graham Attachments suggest that the 972 Company shares to which they relate are held by "The Graham Family Revocable Trust," although Mr. Graham submitted the Proposal in his individual capacity.

Accordingly, the Proponents have failed to supply sufficient proof of their ownership under Rule 14a-8(b), in that the Eckhardt Attachments relating to the 231 shares and the Graham Attachments each include ownership verifications in the names of the Eckhardt Family Trust and the Graham Family Revocable Trust. Moreover, the Proponents have failed to satisfy the requirement in Rule 14a-8(b) that they provide a statement from the record holder of their securities that they continuously have held the requisite number of Company shares for at least one year as of the date the Proposal was submitted to the Company on November 15, 2007.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponents in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b), including that the Proponents provide evidence of their continuous ownership of the requisite amount of Company stock in the aggregate for at least one year;
- the type of documentation necessary to demonstrate the Proponents' continuous ownership under Rule 14a-8(b);
- that the Proponents had to reply to the Deficiency Notice no later than 14 calendar days from the date the Proponents received the Deficiency Notice; and
- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007) (concurring with the exclusion of a stockholder proposal and noting that "the proponent appear[ed] to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005),

Johnson & Johnson (avail. Jan. 3, 2005); *Agilent Technologies, Inc.* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Seagate Technology* (avail. Aug. 11, 2003); *J.P. Morgan Chase & Co.* (avail. Mar. 13, 2002). Similarly, the Proponents have not satisfied their burden of proving their eligibility to submit the Proposal based on their continuous ownership for at least one year of the requisite amount of Company shares as required by Rule 14a-8(b).

Moreover, even if the Proponents' Response included documentation that specifically identified each of them as the holders of a sufficient quantity or value of the Company's shares, the Proponents' Response would be insufficient because neither the Eckhardt Attachments nor the Graham Attachments correspond to the date that the Proposal was submitted to the Company on November 15, 2007. As noted above, the Edward Jones letter in the Eckhardt Attachments was dated December 3, 2007, and the Graham Attachments concern holdings in October 2006 and "as of November 30, 2007." Further, both the Eckhardt Attachments and the Graham Attachments fail to state that Company shares were *continuously* held for at least one year preceding the Proponents' submission of the Proposal to the Company. The Staff previously has concurred with the exclusion of stockholder proposals because of a record holder's failure to make this claim. *See, e.g., General Motors Corp.* (avail. Apr. 3, 2001) (noting that "while it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of *continuous* beneficial ownership of $2,000 or 1% in market value of voting securities, for at least one year prior to the submission of the proposal") (*emphasis added*). In addition, the Staff has taken a no-action position based on the insufficiency of fixed-dated account records in proving that a proponent has met the minimum ownership requirements of Rule 14a-8(b). *See Duke Realty Corp.* (avail. Feb. 7. 2002) (noting that despite the proponent's submission of a monthly account statement in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000 or 1% in market value of voting securities for at least one year prior to submission of the proposal"). Similarly, the Eckhardt Attachments and the Graham Attachments are insufficient as evidence that the Proponents meet the minimum ownership requirements of Rule 14a-8(b) because they fail to demonstrate *continuous* ownership of the Company's securities.

Thus, despite the Deficiency Notice, the Proponents have failed to provide the Company with satisfactory evidence of the requisite one-year period of continuous ownership of Company stock as of the date the Proposal was submitted to the Company. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stephen E. Brilz, the Company's Vice President and Deputy General Counsel, at (303) 992-6244.

Sincerely,

Elizabeth A. Ising

EAI/pah
Enclosures

cc: Stephen E. Brilz, Qwest International Communications Inc.
William A. Eckhardt
Philip M. Graham

100362364_7.DOC

EXHIBIT A

November 15, 2007

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

RECEIVED

NOV 19 2007

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2008 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our resolution, attached to this letter, urges the Board of Directors to adopt a policy under which senior executives and directors will commit to hold throughout their tenure a significant percentage of shares acquired through equity compensation programs, including shares they obtain by exercising stock options and through grants of restricted stock.

Each of us has continuously held shares of common stock currently valued at over $2,000 for more than one year, as indicated above our resolution attached to this letter. We intend to maintain our ownership position through the date of the 2008 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2008 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us in writing.

Sincerely yours,

William A. Eckhardt

Philip M. Graham

ENCLOSURES

HOLDING PERIOD FOR EXECUTIVE AND DIRECTOR STOCK GRANTS

Phillip Graham, 1833 East Gary Street, Mesa, AZ 85203 (owner of 972 shares of the Company's common stock), and William A. Eckhardt, 16914 E. Britt Ct., Fountain Hills, AZ, 85268 (owner of 931 shares of the Company's common stock), intend to present the following resolution at the 2008 Annual Meeting for action by the stockholders:

Resolved, the shareholders of Qwest Communications urge our Board of Directors to adopt a policy under which senior executives and directors will commit to hold throughout their tenure a significant percentage of shares acquired through equity compensation programs, including shares obtained by exercising stock options and through grants of restricted stock. Shareholders recommend that the Board define "significant" in terms of a percentage no lower that 75% of net after-tax shares. The policy should provide for exceptions in extraordinary circumstances and address the permissibility of hedging transactions which are not sales but reduce the risk of loss to the executive.

Supporting Statement

We believe that requiring senior executives and directors to hold a significant portion of shares vested through equity compensation plans for as long as they remain with the Company will better focus them on Qwest's long-term share price appreciation.

Unless an executive is required to retain vested equity grants, stock options can provide incentives that diverge from other shareholders.

In his book "*Pay Without Performance*," Harvard Professor Lucian Bebchuk observes that "managers' ability to unload options and shares has provided them with incentives to misreport results, suppress bad news, and choose projects and strategies that are less transparent to the market."

Along with Enron and Worldcom, Qwest under former CEO Joseph Nacchio became a poster child for the dangers of this short-term mentality in which executives are tempted to extract value by exercising in-the-money options before the long-term consequences of their mismanagement becomes apparent to the market. Nacchio cashed out over $200 million in options during a two-year period for which earnings were overstated by $2.5 billion.

While the Nacchio scandal is unusual, we believe it should have prompted the Board to abandon non-qualified options and restricted stock without long holding periods. However, with the exception of new CEO Edward Mueller, other senior executives and directors are not required to hold shares vested under long-term equity compensation plans.

A closer alignment between equity compensation and shareholder interests seems warranted at Qwest. Last year the Corporate Library singled out Qwest as one of 12 "Pay for Failure Companies" with the worst combination of excessive CEO pay and negative shareholder returns over the most recent five-year period. ("Pay for Failure II: The Compensation Committees Responsible," May 2007).

In 2006 Notebaert and former CFO Oren Shaffer each made a net profit exceeding $18 million by exercising stock options. The cash out attracted media coverage since, according to the *Rocky Mountain News*, it came "at a time when Notebaert angered thousands of retirees with plans to cut health care and life-insurance benefits."

CEO Mueller received an initial grant of 2 million options and nearly 900,000 restricted shares last August with a performance-vesting feature that defers vesting until 2010 or 2011 (depending on Qwest's share price).

While that is a positive step, it does not apply to the other senior executives; nor does it require, as this proposal does, that all senior executives and directors retain a substantial majority of their equity compensation until termination.

#

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

November 30, 2007

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA OVERNIGHT MAIL
Philip M. Graham
1833 East Gary Street
Mesa, AZ 85203

William A. Eckhardt
16914 E. Britt Ct.
Fountain Hills, AZ 85268

Dear Mr. Graham and Mr. Eckhardt:

I am writing on behalf of Qwest Communications International Inc. (the "Company"), which received on November 19, 2007, your stockholder proposal entitled "Holding Period for Executive and Director Stock Grants" for consideration at the Company's 2008 Annual Meeting of Stockholders (the "Proposal"). The Proposal contains certain procedural deficiencies, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owners of sufficient shares in the aggregate to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held in the aggregate the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The SEC's rules require that your responses to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Stephen Brilz, Vice President, Law, Qwest Communications International Inc., 1801 California Street, 51st Floor, Denver, Colorado 80202-2658. Alternatively, you may send your response to Mr. Brilz via facsimile at (303) 296-2782. If you have any questions with respect to the foregoing, please feel free to contact me at (202) 955-8287.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Elizabeth A. Ising

cc: Stephen Brilz, Qwest Communications International Inc.

EAI/jlk
Enclosure

100344737_2.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

***Do not reply to this e-mail. UPS and Gibson, Dunn & Crutcher LLP will not receive your reply.

At the request of Gibson, Dunn & Crutcher LLP, this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 01-December-2007 / 12:39 PM
Driver Release Location: MET CUSTOMER MA

Shipment Detail

Ship To:
William A. Eckhardt
16914 E. Britt Ct.
FOUNTAIN HILLS
AZ
852684045
US

UPS Service: NEXT DAY AIR

Shipment Type: Letter

Tracking Number: 1Z2748264499300491
Reference Number 1: 93166-00069

***Do not reply to this e-mail. UPS and Gibson, Dunn & Crutcher LLP will not receive your reply.

***Do not reply to this e-mail. UPS and Gibson, Dunn & Crutcher LLP will not receive your reply.

At the request of Gibson, Dunn & Crutcher LLP, this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 01-December-2007 / 9:50 AM
Driver Release Location: MET CUSTOMER MA

Shipment Detail

Ship To:
Philip M. Graham
1833 East Gary Street
MESA
AZ
852034510
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter

Tracking Number: 1Z2748264498579685
Reference Number 1: 93166-00069

EXHIBIT D

December 7, 2007

TO: Qwest Communications International Inc.
1801 California Street, 51st Floor
Denver, CO 80202-2658
ATTN: Stephen Brilz

FROM: Philip M. Graham
1833 E. Gary Street
Mesa, AZ 85203-4510

William Eckhardt
16914 E. Britt Court
Fountain Hills, AZ 85268-4045

SUBJECT: Proof of ownership of Qwest shares

Dear Mr. Brilz,

In response to a letter dated November 30, 2007 from Gibson, Dunn & Crutcher, LLP, we are enclosing the required proof that we have each owned over $2,000 worth of Qwest stock for more than a year prior to submitting our proposal and still hold it today.

In both cases, shares are held by a broker. Broker statements enclosed show ownership at least one year prior to submission and ownership after the date of submission (11-15-2007).

Sincerely,

Philip M. Graham William A. Eckhardt

Provided by Philip Graham for both
Contact # 480-890-5727

17100 E Shea Blvd Suite 640
Fountain Hills, AZ 85268
Ofc. 480-836-1142
www.edwardjones.com

Paul H. Evans
Financial Advisor

EdwardJones

December 3, 2007

Bill & Shirley Eckhardt
16914 E. Britt Court
Fountain Hills, AZ 85268-4045

Dear Bill & Shirley:

Re: William A & Shirley A Eckhardt

No. of Shares	Security Description	Date Received
931	Qwest Communications International Inc (Q)	08/25/00 & 07/31/02 PURCHASE DATES

If you have questions regarding this information, please don't hesitate to call the office.

With personal service,

Paul H. Evans
Financial Advisor

EdwardJones

Holding Detail – Branch Office

Acct#:
Printed: 12/4/07 4:05 PM
Home: 480-816-0222 (P)
Work: 480-837-1625

WILLIAM A ECKHARDT &
SHIRLEY A ECKHARDT TTEES
U/A DTD 10/16/01 FOR THE
ECKHARDT FAMILY TRUST
15914 E BRITT COURT
FOUNTAIN HILLS, AZ 85268-4045
Trust: [redacted]

Holding Detail-Cash(1)	
QWEST COMMUNICATIONS INTERNATIONAL INC	
Account Type:	Cash(1)
Quantity:	231.00
CUSIP:	749121109
Symbol:	Q
ADP No:	P003868
Value:	1,545.00
Yesterday's Closing Price:	6.690
Portfolio Percent:	3.55%
Last Activity Date:	08/25/2000
P/E Ratio:	4.48
Exchange:	NYSE
Memo Codes:	
FULLY PAID FOR (FIRM NAME) (SB):	231.00

This document is for informational purposes only. It may not reflect pending transactions or in-transit items. Prices/total values are from outside sources and are not guaranteed. Please refer to your most recent account statement.

Edward Jones

Holding Detail – Branch Office

Acct#:
Printed: 12/4/07 4:06 PM
Home: 480-816-0222 (P)
Work: 480-837-1925

EDWARD D JONES & CO CUSTODIAN
FBO WILLIAM A ECKHARDT IRA
16914 E BRITT COURT
FOUNTAIN HILLS, AZ 85268-4046
Traditional IRA:[redacted]

Holding Detail–Cash(1)	
QWEST COMMUNICATIONS INTERNATIONAL INC	
Account Type:	Cash(1)
Quantity:	700.00
CUSIP:	749121109
Symbol:	Q
ADP No:	P003868
Value:	4,683.00
Yesterday's Closing Price:	6.690
Portfolio Percent:	4.79%
Last Activity Date:	07/31/2002
P/E Ratio:	4.48
Exchange:	NYSE
Memo Codes:	
FULLY PAID FOR (FIRM NAME) (SB):	700.00

Personal Information/Address

Personal Information

Name	PHILIP MAURICE GRAHAM	Update
Date of Birth	10/24/1926	Update
Primary E-Mail Address		Update
Optional E-Mail Address		
Country of Citizenship		Update

Personal Address/Phone What is Personal Address/Phone?

Mailing Address	1833 E GARY ST MESA , AZ 85203 - 4510	Update
Legal/Residential Address	1833 E GARY ST MESA, AZ 85203	
Phone Numbers	480-890-5727 (Day) 480-890-5727 (Evening)	

Address/Phone Group 1 What are Address/Phone Groups?

For These Accounts TRUST: UNDER AGREEMENT [redacted]

You cannot update the accounts in this group online. To make address/phone changes for these accounts, the account custodian, trustee, administrator, executor, guardian, or fiduciary must complete, sign, and mail an Address Change (PDF).

Mailing Address	1833 E GARY ST MESA , AZ 85203 - 4510
Legal/Residential Address	
Phone Numbers	480-890-5727 (Day) 480-890-5727 (Evening)

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TRUST: UNDER AGREEMENT [redacted] Philip M. Graham

Symbol	Description	Quantity	Price	Most Recent Value	Change Since Last Close		Cost	Change Since Purchase		Action
PCASH	Cash									
Q	QWEST COMM INTL INC	972.000	$6.630	$6,444.36	$0.00	0.00%	$16,113.30	-$9,668.94	-60.01%	
	Total:				$0.00			-$9,668.94		

[redacted]

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* Brokerage accounts reported as of: 11/30/2007, 12:00 AM.

11-30-07

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Fidelity INVESTMENTS

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Investment Report: October 1, 2006 - October 31, 2006

PHILIP MAURICE GRAHAM
THE GRAHAM FAMILY REVOC TRUST
1833 E GARY ST
MESA AZ 85203-4510

This report contains all the account balances and transactions that are shown on mailed statements, but some related data and analysis may not be included. Link from this report to your account holdings, research, and tools to help you manage your portfolio.

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Account Details Philip M. Graham

TRUST: UNDER AGREEMENT [redacted]

Account Summary

Beginning value as of Oct 1

Change in investment value

Ending value as of Oct 31

-- not available

Income Summary

Taxable

	This Period	Year to Date
Dividends		
Interest		
Total		

Realized Gain/Loss from Sales

	This Period	Year to Date
Short-term gain		
Short-term loss		
Net short		
Long-term gain		
Long-term loss		
Net long		

Holdings as of October 31, 2006

Equities

Symbol	Description	Quantity	Price	Beginning Value	Ending Value	Cost Basis
Q	QWEST COMM INTL INC	972.000	$8.630	$8,475.84	$8,388.36	$16,113.30c

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

7 February 2008

By courier and e-mail: cfletters @sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Qwest Communications International Inc. 2008 Annual Meeting
Shareholder Proposal by William A. Eckhardt and Phillip M. Graham

Dear Counsel:

I am responding on behalf of two individual shareholders, William A. Eckhardt and Philip M. Graham (the "Proponents") to the letter from counsel for Qwest Communications International Inc. ("Qwest" or the "Company") dated 8 January 2008 ("Qwest Letter"), in which Qwest seeks to omit from the Company's 2008 proxy materials the Proponents' resolution requesting a policy under which senior executives and directors would hold throughout their tenure a substantial majority of their equity-based compensation. For the reasons set forth below, we respectfully ask that the Division deny the no-action relief sought by Qwest.

The Proponents' Resolution

The resolution requests that Qwest's Board adopt an executive compensation policy under which senior executives and board members would retain a significant portion of shares vested through equity compensation plans for as long as they remain with the company. Proponents' resolution states:

> **Resolved,** the shareholders of Qwest Communications urge our Board of Directors to adopt a policy under which senior executives and directors will commit to hold throughout their tenure a significant percentage of shares acquired through equity compensation programs, including shares obtained by exercising stock options and through grants of restricted stock. Shareholders recommend that the Board define "significant" in terms of a percentage no lower that 75% of net after-tax shares. The policy should provide for

exceptions in extraordinary circumstances and address the permissibility of hedging transactions which are not sales but reduce the risk of loss to the executive.

Proponents submitted their Proposal to Qwest on 15 November 2007 (Qwest Letter, Exhibit A). On the 30th, Qwest mailed by UPS to each Proponent a "Deficiency Notice" requesting documentation sufficient to satisfy the ownership requirements of Rule 14a-8(b). In a letter dated 7 December 2007, the Proponents responded, attaching documentary proof that they satisfied the ownership eligibility requirements since they currently and continuously for many years owned common shares of Qwest worth substantially in excess of $2,000. The Company now challenges the adequacy of that documentary proof of ownership.

Proponent Eckhardt Submitted Unequivocal Proof of Eligibility on a Timely Basis

On its face, the letter that William Eckhardt attached from the record holder – Edward D. Jones & Co., a full-service brokerage – fully establishes Eckhardt's eligibility under Rule 14a-8(b). The two investment reports attached to the letter both add corroborating detail and independently verify that Eckhardt has continuously held the requisite number of shares in his personal IRA for a period substantially longer than one year prior to the date he submitted his proposal. These documents (the "Eckhardt Attachments") are attached to the Qwest Letter as Exhibit D.

The Qwest Letter concedes that the Eckhardt response and Attachments were timely: Proponents received Qwest's Deficiency Notice on 1 December 2007, and they mailed their documentation by Federal Express on December 7. Although the Eckhardt Attachments plainly state that Eckhardt has held 700 shares of Qwest stock in his personal IRA account since 31 July 2002 (the "Last Activity Date"), the Qwest Letter both ignores and distorts the explicit proof in both the EdwardJones letter and in the accompanying statements that on the date of submission and afterward Eckhardt had continuously owned a qualifying number of shares in his IRA for more than five years.

As Exhibit D to the Qwest Letter clearly indicates, the letter from the record holder *and* the investment report pertaining to Eckhardt's personal IRA each independently supplied Qwest with timely and sufficient proof of ownership eligibility under Rule 14a-8(b). Taken together, it is difficult to imagine that Qwest could have any reasonable doubt about Eckhardt's eligibility – and even more so since Eckhardt and Graham had a shareholder proposal concerning executive compensation in Qwest's 2007 Proxy Statement that was voted on at the Qwest 2007 Annual Meeting. We look at each document submitted to Qwest by Eckhardt in turn.

As the Qwest Letter concedes (and appends in its Exhibit D), "[t]he Eckhardt

Attachments include a letter to Bill and Shirley Eckhardt from Paul H. Evans, Financial Advisor, which appears to indicate that 931 Company shares were "received" on two prior dates." This interpretation of the attached letter is incomplete in two key respects. First, the letterhead clearly shows that Paul H. Evans is writing on behalf of Edward D. Jones & Co. Qwest does not deny that EdwardJones is the record holder of stock held in the accounts of its retail clients – who are serviced by "Financial Advisors," one of whom is Paul H. Evans. Second, and more critically, the EdwardJones letter states the following summary of Eckhardt's holdings:

No. of Shares	Security Description	Date Received
931	Qwest Communications International Inc (Q)	08/25/00 & 07/31/02

The Qwest Letter does not explain why these 2000 and 2002 acquisition dates fail to verify ownership for more than one year before the date Eckhardt submitted the proposal in November 2007. Although it is possible that Qwest believes that the heading "Date Received" does not refer to the date the shares were received by the record holder, Qwest does not make an argument to this effect (since, of course, if Qwest had done so, it would have called attention to the plainly-stated dates of acquisition in the letter and on the accompanying investment reports).

In addition to the EdwardJones letter, the Qwest Letter concedes (at p. 3) that "the Eckhardt Attachments are accompanied by two investment reports." These investment reports show that the 931 shares are held in two separate accounts managed by "Edward D. Jones & Co Custodian": 700 shares in a "Traditional IRA" held "FBO William A Eckhardt IRA;" and 231 shares in an account held in "Trust" for "William A. Eckhardt & Shirley A. Eckhardt, Trustees," "Eckhardt Family Trust." Since the 700 shares in Eckhardt's personal IRA are sufficient to satisfy the eligibility requirements (they were valued in excess of $4,500 at the time the proposal was submitted), we focus here on the investment report pertaining to his Traditional IRA.

The investment report for Eckhardt's Traditional IRA (Exhibit D to the Qwest Letter) is dated 4 December 2007 – which is subsequent to the date Eckhardt submitted his shareholder proposal to Qwest. It states, in relevant part:

Holding Detail-Cash(1)

Qwest Communications International Inc.

Quantity:	700.00
Value:	$4,683.00
Portfolio Percent:	4.79%
Last Activity Date:	07/31/2002

The "Last Activity Date" for Eckhardt's holding in Qwest – July 31, 2002 – is the same date stated in the letter from the EdwardJones account representative, Paul H. Evans, as one of the two dates Eckardt's Qwest holdings were "Received" by EdwardJones.

Whether viewed individually or in tandem, Qwest should have had no reasonable doubt that Eckhardt had continuously held the 700 shares in his personal IRA since July 31, 2002. Nevertheless, the Qwest Letter argues (at p. 4) that Eckhardt failed to meet the requirements set out in Rule 14a-8(b) because his Attachments "do not include a statement from the record holder that Mr. Eckhardt *continuously* held at least $2,000 in market value, or 1%, of the Company's securities ... for at least one year as of the date the Proposal was submitted to the Company (November 15, 2007)." However, Rule 14a-8(b) does not require that proponents produce a letter from the record holder which recites the magic word "continuously." Since the Eckhardt Attachments included *both* a letter from the record holder attesting to ownership for periods of well over one year through the filing date *and* an investment report verifying that the qualifying quantity of 700 shares were held in Eckhardt's personal IRA since 31 July 2002, there can be no question that he timely satisfied the ownership eligibility requirements of Rule 14a-8(b).

Proponent Graham Submitted Proof of Sufficient Ownership on a Timely Basis

Mr Eckhardt's eligibility is by itself sufficient to defeat Qwest's objections. However, as we now demonstrate, Qwest's objections to Mr. Graham's eligibility is also without merit.

In response to the Qwest Deficiency Notice, Proponent Graham responded with documents from the record holder of his shares that verify he was the record holder of 972 shares of Qwest on 30 November 2007 (which is subsequent to the date (19 November 2007)(that his proposal was received by Qwest), and more than one year prior, on 31 October 2006. These account statements from Fidelity Investments, a full-service brokerage that is the record holder of Graham's 972 shares, appear as Exhibit D to the Qwest Letter.

First, the Qwest Letter argues that the statements from Fidelity (the "Graham Attachments") "suggest that the 972 Company shares to which they relate are held by 'The Graham Family Revocable Trust,' although Mr. Graham submitted the Proposal in his individual capacity." In fact, the Fidelity Investment Report submitted to Qwest states that the shares are held for the benefit of "Philip Maurice Graham, The Graham Family Revocable Trust." Although the account is set up as a revocable trust, there is no stated owner of the shares other than Philip Graham. It is the substance of ownership and not the tax status of the account that is controlling. Just as stock can be beneficially owned in an account set up for tax purposes as an IRA, or as a 401(k), a proponent can hold the stock in a trust account, or own it jointly with a spouse, and still be eligible under Rule 14a-8(b). Indeed, Qwest's counsel makes no substantive argument to the contrary.

Second, the Qwest Letter argues that the Graham Attachments "do not include a statement from the record holder that Mr. Graham *continuously* held at least $2,000 in market value, or 1%, of the Company's securities . . . for at least one year as of the date the Proposal was submitted to the Company (November 15, 2007)." Proponent concedes that he did not attach a statement from Fidelity explicitly verifying "continuous" ownership for at least one year before the 15th. The reason is that Graham, acting without counsel, believed that he could attach the *same proof of ownership that Qwest had accepted in each of the four previous years when he submitted shareholder proposals, viz.*, account statements from Fidelity showing that he owned the 972 shares more than one year prior to the date the proposal was submitted, and continued to own the same 972 shares subsequent to the date the proposal was submitted (in this case, 30 November 2007). In 2003, 2004, 2005 and 2006 Graham submitted similar account statements showing ownership of the requisite number of shares at the time of submission and more than one year prior. Qwest now has decided, without notice, to insist on an explicit statement of "continuous" ownership. Does Qwest truly believe that Graham sold and re-purchased 972 shares of Qwest stock in the year prior to submitting his proposal? Qwest offers no reason why submissions that it deemed satisfactory in prior years – and that identify exactly the same number of shares held – are now deficient.

As a final matter, we address Qwest's radical claim (Qwest Letter at p. 6) that "even if the Proponents' Response included documentation that specifically identified each of them as the holders of a sufficient quantity or value of the Company's shares, the Proponents' Response would be insufficient because neither the Eckhardt Attachments nor the Graham Attachments correspond to the date that the Proposal was submitted to the Company on November 15, 2007. As noted above, the Edward Jones letter in the Eckhardt Attachments was dated December 3, 2007, and the Graham Attachments concern holdings in October 2006 and 'as of November 30, 2007.'"

Qwest seems to suggest that a shareholder is never eligible to submit a proposal under Rule 14a-8 unless he or she produces – subsequent to submitting the proposal – a statement from the record holder that specifically states that the proponent owned the shares on the particular day the proposal was submitted to the company and "continuously" for more than 12 months prior to that particular date.

This proposed new interpretation of Rule 14a-8(b) is difficult to credit as a matter or logic or policy. If the statement from the record holder is dated *subsequent* to the date the proponent submits the proposal (as was both Eckhardt's and Graham's), *and* if it verifies that proponent has held the requisite number of shares continuously since a date that is more than one year prior to the submission date, then *ipso facto* the proponent also held the shares during the lesser-included period (*viz.*, one year or more prior to the submission date). There would be no policy reason to saddle proponents with the additional burden of ensuring that the record holder specifically mentions the date the proposal was submitted to the company. Indeed, since Rule 14a-8(b) also requires proponents to continue owning the requisite number of shares *after* the date of submission (and continuously through the annual meeting date), it would be better if the record holder verified current ownership and continuous ownership for a period exceeding 12 months prior to the submission deadline. Thus, in the case of Eckhardt, Edward Jones verified that he continuously held 700 shares in his IRA from 31 July 2002 through 3 December 2007 (the date of the EdwardJones letter). Verification of this more extensive ownership period (extending another 18 days beyond the November 15th submission date) is both inclusive of and superior to the proposal by Qwest that record holders must specifically define the ownership period based on the submission date.

Conclusion

The registrant bears the burden of proof to establish the applicability of any of the exclusions set forth in Rule 14a-8(b). *See* Rule 14a-8(g). Because Qwest has failed to meet its burden of demonstrating that Messrs. Eckhardt and Graham have both failed to timely submit verification of their ownership eligibility, we respectfully ask you to advise Qwest that the Division cannot concur with the Company's objections. Additionally, even if the Division should be inclined to credit Qwest's objections *vis-à-vis* Proponent Graham, we note that there is no question about Mr. Eckhardt's eligibility, since he timely submitted two documents from the record holder (a letter and an account statement) that both on their face verify continuous ownership in his personal IRA of the requisite number of shares for a period greatly exceeding one year prior to the date Proponent submitted his proposal to Qwest.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Elizabeth A. Ising, Esq., Gibson Dunn & Crutcher LLP
Mr. William A. Eckhardt
Mr. Philip M. Graham

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

13 February 2008

By courier and e-mail: cfletters @sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Qwest Communications International Inc. 2008 Annual Meeting
Shareholder Proposal by William A. Eckhardt and Phillip M. Graham

Dear Counsel:

I write to supplement my letter of the 7th on behalf of William A. Eckhardt and Philip M. Graham in response the no-action request from Qwest Communications International Inc. ("Qwest" or the "Company") dated 8 January 2008.

In light of Qwest's argument that the Edward Jones letter is ambiguous as to ownership, we would ask the Division to consider the attached letter from Mr. Eckhardt's broker at Edward Jones confirming (the most logical reading of the papers) that "Date Received" means the date that the shares were acquired, which in this case was more than five years before the proposal was submitted.

Thank you for your consideration of this matter. Please do not hesitate to contact me if there are any questions.

Sincerely yours,

Cornish F. Hitchcock

cc: Elizabeth A. Ising, Esq.
Mr. William A. Eckhardt
Mr. Philip M. Graham

17100 E Shea Blvd Suite 640
Fountain Hills, AZ 85268
(480) 836-1142

Edward Jones

02/08/2008

Dear Bill,

Re: IRA Account of William A. Eckhardt and Joint Account of William A. and Shirley A. Eckhardt

In my letter to you dated December, 3 2007 I verified that Edward Jones, a full service brokerage, is the record holder of 931 shares of Qwest Communications International Inc. (Q) which you are the sole beneficial owner of 700 shares (in your personal IRA) and Joint owner of the remaining 231 shares with Shirely.

The letter states that the shares were "Received" by Edward Jones on your behalf on 7/21/02 (The 700 shares deposited in your personal IRA) and on 8/25/00 (the 231 shares you own jointly with Shirley). I believe my letter was clear enough, but just wanted to explain that Edward Jones uses the term "Date REceived" to mean "Date Acquired." The 700 shares you own personally were axquired on 7/31/02 and helf here on your behalf continuously through November 2007 and currently. The same is true of your 231 shares you have owned jointly with Shirley since 08/25/00.

I hope this clarification is satisfactory.

Regards,

Paul Evans
Financial Advisor
Edward Jones
480-836-1142
17100 E Shea Blvd Ste 640
Fountain Hills, AZ 85268

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 8, 2008

The proposal relates to shares acquired through equity compensation programs.

There appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of Qwest's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END